SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)




                      Martha Stewart Living Omnimedia, Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, par value $0.01
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    573083102
  ----------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
  ----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  [X]      Rule 13d-1(d)

                                    SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP NO. 573083102                                        Page 2 of 6
-----------------------------                            -----------------------





--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    Sharon Patrick


--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   2,116,932 Shares of Class A Common Stock (1)
  NUMBER OF
              ------------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES          0


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED          2,116,932 Shares of Class A Common Stock (1)


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING        0


 PERSON WITH
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,116,932 Shares of Class A Common Stock (1)
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                     |_|
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    10.7% (2)
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------



----------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 488,341 shares of Class A Common Stock, par value $0.01 ("Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc. (the "Company"), which are subject to options exercisable within 60 days of December 31, 2002 and 50,000 restricted shares of Class A Common Stock, on which restrictions lapse on August 9, 2004. Excludes 364,005 shares of Class A Common Stock which are subject to options not exercisable within 60 days of December 31, 2002.

(2) Assumes exercise by Ms. Patrick of 488,341 shares of Class A Common Stock subject to options exercisable within 60 days of December 31, 2002, but no exercises or conversions of any other derivative or convertible securities. Also represents 4.2% of the outstanding common equity of the Company, including the Company's Class B Common Stock, par value $0.01 ("Class B Common Stock").

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                        Page 3 of 6
-----------------------------                            -----------------------

ITEM 1(a)   NAME OF ISSUER:

            Martha Stewart Living Omnimedia, Inc. (the "Company")


ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            11 West 42nd Street
            New York, New York  10036


ITEM 2(a)   NAME OF PERSON FILING:

            This Statement is filed by and on behalf of Sharon Patrick.


ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            11 West 42nd Street
            New York, New York  10036

ITEM 2(c)   CITIZENSHIP:

            United States

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $0.01 ("Class A Common Stock").

ITEM 2(e)   CUSIP NUMBER:

            573083102

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP NO. 573083102                                        Page 4 of 6
-----------------------------                            -----------------------

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ] Broker or dealer registered under Section 15 of the
                     Exchange Act.
            (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c)  [ ] Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act.
            (d)  [ ] Investment company registered under Section 8 of the
                     Investment Company Act.
            (e)  [ ] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E);
            (f)  [ ] An employee benefit plan or endowment fund in
                     accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)  [ ] A parent holding company or control person in
                     accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)  [ ] A savings association as defined in Section 3(b)
                     of the Federal Deposit Insurance Act;
            (i)  [ ] A church plan that is excluded from the
                     definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:     OWNERSHIP.

            (a) Amount Beneficially Owned:

                  2,116,932 shares of Class A Common Stock (includes 488,341 shares subject to options exercisable by Ms. Patrick within 60 days of December 31, 2002 and 50,000 restricted shares of Class A Common Stock (on which restrictions lapse on August 9,
                  2004), and excludes 364,005 shares which are subject to options not exercisable within 60 days of December 31, 2002).


            (b) Percent of Class:

                  10.7% of the outstanding Class A Common Stock (calculated based on a total of 19,327,566 shares of Class A Common Stock outstanding (as of December 31, 2002, based on information supplied by the Company), plus 488,341 shares of Class A Common Stock subject to options exercisable by Ms. Patrick within 60 days of December 31, 2002 but assuming no conversion of Class B Common Stock or any other exercises of derivative securities). Also represents 4.2% of the outstanding common equity of the Company, including Class B Common Stock, (calculated based on a total of 49,946,941 shares of Class A and Class B Common Stock outstanding (as of December 31, 2002, based on information supplied by the Company), plus 488,341 shares of Class A Common Stock subject to options exercisable by Ms. Patrick within 60 days of December 31, 2002 but assuming no other option exercises).

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP NO. 573083102                                        Page 5 of 6
-----------------------------                            -----------------------

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                        2,116,932  shares of Class A Common Stock.

                  (ii) Shared power to vote or to direct the vote:

                        N/A

                  (iii) Sole power to dispose or to direct the disposition of:

                        2,116,932 shares of Class A Common Stock.

                  (iv)  Shared power to dispose or to direct the disposition of:

                        N/A

ITEM 5:     OWNER OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.


ITEM 6:     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.


ITEM 8:     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.


ITEM 9:     NOTICE OF DISSOLUTION OF A GROUP.

            Not applicable.


ITEM 10:    CERTIFICATION.

            Not applicable.

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP NO. 573083102                                        Page 6 of 6
-----------------------------                            -----------------------

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003




                                                        /s/ Sharon Patrick
                                                      -----------------------
                                                            Sharon Patrick